November 23, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (248) 312-6833

Mr. Paul D. Borja
Chief Financial Officer
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, Michigan 48098-2639

Re:	Flagstar Bancorp, Inc.
	Form 10-K filed March 23, 2005
	File No. 001-16577


Dear Mr. Borja:

	We have reviewed your response letter dated August 23, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004:

Business
Asset Quality - Repurchased Assets, page 12

1. We continue to disagree with your assertion that all of your loans are sold on a non-recourse basis. Section 4.16 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions defines recourse risk as the risk that an investor may either reject a loan or require the mortgage lender to repurchase the loan if there is a defect in underwriting or documentation, or if the loan becomes delinquent within a specified amount of time after purchase. We continue to believe that your obligation to repurchase the loans or indemnify the purchaser for any related losses in the event of a breach in representations and warranties meets the definition of recourse risk. As previously requested, please revise throughout the document to clarify and reflect that loans are sold on a limited-recourse basis with respect to certain representations and warranties. If you continue to believe otherwise, please provide us with your complete legal analysis of the risks you retained and copies of the contracts for the major types of loan sales. In addition, revise to clearly identify the triggers or motivation for repurchasing these loans if you believe you were not legally obligated to repurchase them or otherwise bear the risk of loss.

Financial Statements
Note 2 - Corporate Structure, page 76

2. Please revise your disclosure regarding Flagstar Credit Corporation to quantify the exposure to losses for reinsurance assumed as of each balance sheet date. Separately disclose the amount of such reinsurance assumed related to loans you have sold from reinsurance assumed related to loans held in your portfolio. If you believe the amount of such exposure is not material to your results of operations or cash flows, please tell us the amounts.

3. Tell us whether Flagstar Credit Corporation assumed PMI risk on any of the loans you repurchased and subsequently recorded losses on through the Secondary Marketing Reserve. Tell us whether the third-party PMI insurer has paid any claims on loans where they ceded reinsurance to Flagstar Credit. If so, tell us the amounts involved and why reinsurance claims were not triggered.

Note 4 - Summary of Significant Accounting Policies
Loans, page 82

4. We note your response to comment 2 of our letter dated July 7, 2005. We disagree with your assertions that you do not hold any retained interests in the loans sold to the FHLBI and that you do not maintain any recourse on these loans. It is our position that you do hold a beneficial interest in the loans sold to the FHLBI as you maintain a right to receive all or a portion of specified cash inflows from the loans via the Lender Risk Account (LRA). It is also our position that you have a recourse obligation related to these loans as you are exposed to credit losses up to the amount of the LRA.

* As a result, the cash basis accounting you have employed to date would not be an acceptable method of accounting for the LRA.
Please
revise your financial statements accordingly.

* Please revise to disclose how you account for all assets obtained and liabilities incurred in the sale of loans to the FHLBI. Refer to
Questions 67 and 68 of the Q&A on SFAS 140 for additional guidance.

* Please provide us with an analysis of your history of collections on the LRA that supports your estimates of the LRA used in your revised methodology for these amounts.

Secondary Marketing Reserve, page 84

5. We note your response to comment 4 of our letter dated July 7, 2005. We are still unclear as to the purpose of and accounting for your secondary market reserve. You disclose that the secondary marketing reserve is "a reserve against probable losses that will be incurred due to the repurchase of mortgage loans sold in the secondary market." Please advise us as follows with respect to this reserve:

* Please revise to disclose whether you are recording an obligation for the actual repurchase of these loans or whether you are recording an allowance for potential credit losses that you may realize once these loans are repurchased.

* If the purpose of this reserve is to record an obligation for the repurchase of these loans due to breaches in representations and warranties, please tell us how your accounting complies with the guidance set forth in FIN 45 related to guarantees. In addition, please revise future filings to provide the disclosures required by paragraph 13 of FIN 45.

* If the purpose of this reserve is to record an allowance for potential credit losses expected to be realized once these loans are repurchased, please tell us the authoritative literature upon which you relied in determining this accounting to be appropriate and how you determined that it was appropriate to net the Provision for such losses against your Gain on sale.

6. Please revise to provide a rollforward of this account balance for the last three years.

7. Please revise to clearly identify the timing of the provision for the secondary market reserve. Separately quantify the amounts that were recorded at the time of the sale versus the amounts that were recorded subsequent to the sale.

Controls and Procedures - page 122

8. As requested in comment 6 of our previous letter, please revise to provide the disclosures required by Item 307 of Regulation S-K with respect to your disclosure controls and procedures.



*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Angela Connell at (202) 551-3426 or me at
(202)
551-3494 if you have questions regarding comments on the financial statements and related matters.


						Sincerely,



						Kevin W. Vaughn
						Accounting Branch Chief


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Mr. Paul D. Borja
Flagstar Bancorp, Inc.
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